UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 30, 2004
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ______________ to ______________

Commission file number 1-12626

A. Full Title of the plan the address of the plan, if different from that of the issuer named below:
EASTMAN INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
EASTMAN CHEMICAL COMPANY
100 N. Eastman Road
Kingsport, Tennessee 37660

Eastman Investment and Employee Stock Ownership Plan

Table of Contents

Report of Independent Registered Public Accounting Firm	3

Basic Financial Statements:

Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6 - 16

Additional Information (Note A):	17

Schedule of Assets (Held at End of Year)

Signatures	33

Exhibits	34-35

Note A:
Other supplemental schedules required by Section 2520.10310 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Eastman Investment and Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Eastman Investment and Employee Stock Ownership Plan (the “Plan”) at December 30, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers, LLP

Philadelphia, Pennsylvania
July 11, 2005

Eastman Investment and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 30, 2004 and 2003
(in thousands)

		2004			2003
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Assets

Investments at fair value	$648,995	$128,394	$777,389	$581,835	$102,796	$684,631

Investments at contract value	614,657	--	614,657	555,025	--	555,025

Receivables:

Employer contributions	29,682	4,381	34,063	28,226	5,927	34,153

Other	1,052	1,280	2,332	2,506	1,375	3,881

Total assets	1,294,386	134,055	1,428,441	1,167,592	110,098	1,277,690

Liabilities

Accrued expenses	12	16	28	15	15	30

Other liabilities	384	1,054	1,438	1,177	2,561	3,738

Total liabilities	396	1,070	1,466	1,192	2,576	3,768

Net assets available
for plan benefits	$1,293,990	$132,985	$1,426,975	$1,166,400	$107,522	$1,273,922

The accompanying notes are an integral part of these financial statements.

                                                                                                             Eastman Investment and Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 30, 2004 and 2003
(in thousands)

		2004			2003
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Additions to net assets:

Investment income (loss)
Interest	$26,537	$--	$26,537	$27,505	$--	$27,505
Dividends	13,702	4,395	18,097	8,989	4,999	13,988
Net appreciation in fair value of
investments	72,949	43,555	116,504	99,587	6,226	105,813
Net investment gain	113,188	47,950	161,138	136,081	11,225	147,306
Participant contributions	98,937	--	98,937	79,662	--	79,662
Plan Sponsor contributions	29,552	4,381	33,933	28,360	5,927	34,287
Interfund transfers	20,051	(20,051)	--	14,536	(14,536)	--
Total additions	261,728	32,280	294,008	258,639	2,616	261,255

Deductions from net assets:

Distributions to and withdrawals
by participants	133,815	6,971	140,786	60,630	2,977	63,607
Loan transfers, net	154	(154)	-	9	(9)	--
Administrative expenses	169	--	169	144	--	144

Total deductions	134,138	6,817	140,955	60,783	2,968	63,751

Net increase (decrease) in net assets	127,590	25,463	153,053	197,856	(352)	197,504
Net assets available for plan
benefits at beginning of year	1,166,400	107,522	1,273,922	968,544	107,874	1,076,418
Net assets available for plan
benefits at end of year	$1,293,990	$132,985	$1,426,975	$1,166,400	$107,522	$1,273,922

The accompanying notes are an integral part of these financial statements.

                                                                                                         Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

1.	DESCRIPTION OF PLAN

The Eastman Investment and Employee Stock Ownership Plan (the “Plan”) is a defined contribution plan of a controlled group of corporations consisting of Eastman Chemical Company and certain of its wholly-owned subsidiaries operating in the United States (“Eastman”, the “Company” or the "Plan Sponsor”). The Plan is organized pursuant to Sections 401(a) and (k) and Section 4975(e) (7) of the Internal Revenue Code. All United States employees of Eastman, with the exception of certain limited service and special program employees, and employees covered by a collective bargaining agreement with the Company, unless the collective bargaining agreement or the Plan specifically provides for participation, are eligible to participate in the Plan on their first day of employment with Eastman. The Plan was adopted by Eastman, the Plan Sponsor, on January 1, 1994 and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Investment Plan Committee (“IPCO”), which is the Plan Administrator and is comprised of Eastman employees. The Plan has trusts which are administered by the Fidelity Management Trust Company (the “Trustee”). The trusts include the Eastman Chemical Trust and the ESOP Trust. Since the inception of the Plan, money in the forfeiture account has been used both to offset future company contributions and for various administrative expenses of the Plan.The balance of the forfeiture account at December 30, 2004 was immaterial.

For additional information regarding the Plan, see the complete Plan documents.

Contributions and vesting

Contributions to the Plan are made through two separate provisions: (a) deferral of qualifying compensation including the Eastman Performance Plan payout, and (b) contributions by the Plan Sponsor of cash or its common stock to the ESOP Fund as determined by the Compensation and Management Development Committee of the Board of Directors of Eastman.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The Plan includes a salary reduction provision allowing eligible employees to defer up to 40% of qualifying compensation, as defined in the Plan, for 2004 and 2003. For the catch-up salary deferral, an eligible employee who has attained age 50 before the close of the calendar year was allowed to defer up to 25% of qualifying compensation, as defined in the Plan, for 2004 and 2003 up to certain Internal Revenue Code limitations. In addition, participants may elect to defer a portion of their annual Eastman Performance Plan payout as a contribution to the Plan. The Eastman Performance Plan provides a lump-sum payment to participants based on the Company’s financial performance and is approved annually by the Company’s Board of Directors. For 2004, the maximum deferral for a Plan year is limited to 40% of the aggregate of Eastman Performance Plan payments and qualifying compensation, subject to certain Internal Revenue Code limitations. The final plan year for the Eastman Performance Plan ended on December 31, 2003. The final deferral from the Eastman Performance Plan occurred on March 12, 2004. Plan Sponsor contributions are also subject to certain other limitations. Participants’ salary deferrals are contributed to the Plan by Eastman on behalf of the participants. The Plan’s Trustee invests amounts contributed to the Plan, as designated by the participant, in common stock of Eastman, various growth and income mutual funds, and/or interest in a guaranteed investment contract fund (see Note 5). Generally, participants may transfer amounts among the funds on any business day. Additionally, participants may, if certain conditions are met, diversify amounts from their ESOP Fund account within the Plan (see Note 8). Each participant is at all times 100% vested in their account, with the exception of amounts transferred from other plans, which continue to be subject to the former plans’ vesting requirements. The Plan allows for the Retirement Savings Contribution (“RSC”), to be contributed either to the ESOP Fund for employees’ first five RSC contributions or into other Plan funds, as directed by the participant, for participants with more than five RSC contributions. For participants with more than five RSC contributions, the RSC is allocated to participant-directed funds in accordance with each participant’s investment elections at such time as the RSC is made.

Plan Sponsor contributions may be paid at any time during the plan year and subsequent to such plan year through the due date for filing the Company's federal income tax return, including any extensions. Contributions may be paid to the ESOP Fund in cash or shares of Eastman common stock and are deposited in the Company contribution account. Allocations to the participants' accounts from the Company contribution account will be made each plan year to participants who are eligible employees on the date designated by the Company. Participants are not permitted to make contributions to the ESOP Fund and are 100% vested in their account balance at all times.

Employees may elect to transfer, into any of the Plan's fund options, balances received from (1) lump sum payouts from the Eastman Retirement Assistance Plan, a qualified defined benefit plan also sponsored by Eastman Chemical Company, (2) a former employer’s 401(a) and 401(k) plan, or (3) an employee’s individual retirement account containing amounts received from a qualified defined contribution plan under Section 401(a) and 401(k) of the Internal Revenue Code. All rollover contributions into the Plan must meet the applicable Internal Revenue Service requirements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Loans

IPCO may grant a loan of at least $1,000 to a participant provided that the aggregate of the participants’ loans outstanding does not exceed the lesser of (i) $50,000 reduced by the excess, if any, of (a) the participant’s highest outstanding loan balance from the preceding 12 months over (b) the outstanding total loan balance of loans from the Plan on the date on which the loan was made, or (ii) 50% of the non-forfeitable portion of the participant’s account, excluding amounts in a participant’s ESOP Fund account. In accordance with the Plan provisions, the rate of interest on new participant loans approximates current market rates. The term of any loan is determined by IPCO and shall not exceed five years. Loans transferred to the Plan from the Hercules Incorporated Savings and Investment Plan, the ABCO Industries, Inc. 401(k) Profit Sharing Plan, and the Eastman Resins, Inc. Employees’ Growth Sharing Plan carry terms applicable under those Plans. At December 30, 2004, $26.8 million in loans were outstanding for terms of 3 to 123 months and interest rates ranging from 5% to 10.50%. At December 30, 2003, $23.9 million in loans were outstanding for terms from 4 to 179 months and interest rates ranging from 4.75% to 10.50%.

Distributions

Distributions from the Plan require the approval of IPCO or its designee and are made under the following circumstances:

•	Upon attaining age 59½, a participant may elect to receive a lump sum cash distribution of their total or partial account value while still actively employed.

•
Upon separation of service from Eastman for any reason except death, the full value of a participant’s account is distributed in a lump sum payment for those participants who are not retirement-eligible and the participant account value is less than or equal to $5,000. Separated participants with accounts in excess of $5,000 or are retirement-eligible may elect (i) to defer distribution until a later date but, in no event, later than April 1 of the calendar year following the year a participant attains age 70½ or (ii) immediate lump-sum distribution of the participant’s account or, at the election of the participant, in monthly or annual installments. Participants in the Eastman Stock Fund or ESOP Fund may elect a lump sum distribution in Eastman common stock.

•
In the event of death, the value of a participant’s account is paid in a lump sum if the designated beneficiary is not the surviving spouse or if the account value is less than or equal to $5,000. If the beneficiary is a surviving spouse and the participant account value exceeds $5,000, payment will be made in a lump-sum amount or, at the election of the surviving spouse, in monthly or annual installments.

•	Distributions to participants shall commence in the year following the year a participant attains age 70½, unless the participant has terminated his or her service with the Company.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•
Approval of hardship withdrawals will only be granted in order to meet obligations relating to the payment of substantial out-of-pocket medical expenses, the purchase of a primary residence, the payment of tuition or other post-secondary educational expenses, or payments to prevent eviction or foreclosure. Hardship withdrawals may not exceed the value of the participant’s accounts in the Plan on the date of withdrawal.

•	The Trustee is authorized to honor qualified domestic relation orders issued and served in accordance with Section 414(p) of the Internal Revenue Code.

Dividends attributable to the ESOP Fund

IPCO may direct that Eastman common stock dividends attributable to the non-participant directed ESOP Fund be (a) allocated to the accounts of participants, (b) paid in cash to the participants on a nondiscriminatory basis, or (c) paid by the Company directly to participants. Alternatively, dividends received from Eastman common stock maintained in the Loan Suspense Account may be applied to reduce the related loan balance.

Investment of ESOP Fund Assets

ESOP Fund assets are invested primarily in Eastman common stock. However, at IPCO's discretion, funds may also be invested in other securities or held in cash.

Investment assets can be acquired by the ESOP Fund in three ways:

•	The Company may make a direct contribution of cash to the ESOP Fund, which would then be used to purchase Eastman common stock or other securities.

•	The Company may contribute shares of Eastman common stock directly to the ESOP Fund.

•
The Company may direct the Trustee to obtain a loan to purchase securities (i.e., leveraged ESOP). Until the loan is repaid, securities acquired with the respective loan process are not available to be allocated to participants' accounts and are maintained in a "Loan Suspense Account". On the last day of each plan year, a proportionate share of securities relating to loan amounts which have been repaid will be transferred out of the Loan Suspense Account and allocated to the accounts of ESOP Fund participants. The ESOP Fund currently is not a leveraged ESOP.

Allocations to participants' ESOP Fund accounts

Separate participant accounts are established to reflect each participant's interest in the ESOP Fund and are maintained under the unit value method of accounting. The ESOP Fund account maintained for each participant consists of:

•	Plan Sponsor contributions made or invested in shares of Eastman common stock.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•
Shares of Eastman common stock purchased with assets transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company and/or acquired with the proceeds of a loan released from the Loan Suspense Account.

•	An allocable share of short-term interest and money market funds held in the ESOP Fund for purposes of payment of expenses and similar purposes.

•	After-tax contributions transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company (such after-tax contributions are no longer permitted under the ESOP provisions).

The number of units allocated to a participant's account in any year is based on the ratio of the participant's compensation to the total compensation of all eligible employees entitled to share in the allocation for that plan year. In any year in which a Company contribution is made, a participant's allocation will not be less than one share of stock.

Federal law limits the total annual contributions that may be made on a participant's behalf to all defined contribution and defined benefit plans offered by the Company. Participants will be notified if their total annual contribution is limited by this legal maximum.

Actions taken in connection with the completion of certain corporate transactions

On or about August 1, 2004, the Company completed the sale of certain businesses and product lines in its coatings, adhesives, specialty polymers and inks (CAPSI) segment, including ABCO Industries, Inc. (ABCO) and Eastman Resins, Inc. (Resins) to Apollo Management, L.P. (Apollo), a private investment firm. In connection with this sale, on August 1, 2004, the Company fully vested each participant employed by (i) ABCO in his ABCO Employer Contribution Account, and (ii) Resins in his Resins Profit Sharing Account. The ABCO Employer Contribution Account and the Resins Profit Sharing Accounts held assets transferred to the Plan in connection with prior plan mergers. In February 2005, the Company made a contribution to the account of each participant, whose employment was terminated in connection with the sale of certain portions of the CAPSI segment to Apollo, equal to 5% of the compensation paid to each participant for the period January 1, 2004 through July 31, 2004.

2.	SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements.

Basis of accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment policy and valuation

The Trustee may keep any portion of participant and Plan Sponsor contributions temporarily in cash or liquid investments as it may deem advisable. All dividends, interest or gains derived from investment in each fund are reinvested in the respective fund by the Trustee.

The Trustee has determined the market values of each fund as of December 30, 2004 and 2003. Such market values equal the aggregate of the closing prices of the securities held in each fund on December 30, 2004 and 2003 as reported by national exchanges, if available, or otherwise in good faith by the Trustee, plus cash, interest, dividends and such other sums received and accrued but not yet invested. The Managed Income Fund is reported at contract value as determined by the contract issuers. The Managed Income Fund is comprised of synthetic guaranteed investment contracts that include interests in commingled trusts or individual fixed income securities that are held in trust for the Plan. The Plan then enters into a benefit responsive wrapper contract with a third party such as a financial institution or an insurance company which guarantees the Plan a specific value and rate of return. The underlying securities are valued at quoted market prices. The wrapper contracts are valued as the difference between the contract value and the value of the underlying securities.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded at the ex-dividend date.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate risk, market risk, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

Payments to participants

Benefits are recorded when paid.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Reclassifications

The Company has reclassified certain 2003 amounts to conform to the 2004 presentation.

3.	CONTRIBUTIONS

Participant contributions represent qualifying compensation and other qualifying employee bonuses withheld from participating employees by Eastman and contributed to the Plan. Such contributions are invested in the Plan’s funds as directed by the participants, with the exception of the ESOP Fund, subject to ERISA funding limitations. The Plan has accrued contributions for participant-directed funds of $29.7 million and $28.2 million, and for the non-participant-directed ESOP Fund of $4.4 million and $5.9 million at December 30, 2004 and 2003, respectively.

4.	LOANS TO PARTICIPANTS

The Plan Trustee makes loans to participants in accordance with Plan provisions. Loans made are accounted for as a transfer from the fund directed by the participant to the Loan Fund. The principal portion of loan repayments reduces the Loan Fund receivable. The principal and interest repaid are directed to funds to which the participant’s current contributions are directed; the principal is accounted for as a transfer and the interest accounted for as income in the fund to which the participant’s current contributions are directed. The Loan Fund’s net assets and changes in net assets are included in the participant-directed funds in the Statements of Net Assets and Changes in Net Assets Available for Benefits, respectively.

Unless otherwise specified by the participant, loan proceeds will be withdrawn from the investment funds on a pro-rata basis. Outstanding loans at December 30, 2004 and 2003 were approximately $26.8 million and $23.9 million, respectively. Interest income earned on loans to participants in 2004 and 2003 was approximately $1.4 million for each year and is credited directly to the participants’ accounts.

5.	INVESTMENTS

At December 30, 2004 and 2003, the Plan's assets were invested in investment contract funds (see Note 6), mutual funds, and in Eastman Chemical Company common stock. Subject to certain limitations, participants are provided the option of directing their contributions among these investment options. The Plan also holds an interest in the non-participant directed Eastman ESOP Fund, which invests in Eastman Chemical Company common stock and short-term interest funds. The Trustee manages investments in all funds. The following investment options, which invest primarily in common stock of the Plan sponsor, were available to participants in both 2004 and 2003:

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Eastman Stock Fund

This participant-directed fund consists primarily of Eastman Class A common stock. Purchases and sales of Eastman stock are generally made on the open market on behalf of and as elected by Plan participants. During 2004, the Trustee purchased 1,143,200 shares of Eastman stock for the fund at an average price of $45.22 per share, and sold 1,698,901 shares of Eastman stock for the fund at an average price of $45.55 per share. During 2003, the Trustee purchased 1,321,600 shares of Eastman stock for the fund at an average price of $32.61 per share and sold 1,540,077 shares at an average price of $34.24 per share. Dividends paid from the Eastman Stock Fund totaled $2.8 million and $4.1 million in 2004 and 2003, respectively.

Eastman ESOP Fund

This non-participant directed fund consists primarily of Eastman Class A common stock. Purchases and sales of Eastman stock are generally made on the open market, on behalf of its participants and as directed by the Plan’s guidelines. During 2004, the Trustee purchased 117,000 shares of Eastman stock for the fund at an average price of $42.94 per share, and sold 477,800 shares of Eastman stock for the fund at an average price of $45.43 per share. During 2003, the Trustee purchased 166,200 shares of Eastman stock for the fund at an average price of $32.00 per share, and sold 358,647 shares at an average price of $34.12 per share.

At December 30, 2004 and 2003, the following investments represented 5% or greater of ending net assets, (in thousands):

	2004
	Shares	Fair value

Eastman Chemical Company Common Stock	15,386	$209,454
Fidelity Magellan® Fund	927	96,356
Fidelity Contrafund	1,672	94,996

	2003
	Shares	Fair value

Eastman Chemical Company Common Stock	19,250	$178,668
Fidelity Magellan® Fund	1,066	104,006
Fidelity Contrafund	1,628	80,328

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

During 2004 and 2003, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value by $116.5 million and $105.8 million, respectively, as follows (in thousands):

	Net Appreciation
	(Depreciation)
	2004	2003

ESOP Fund	$43,579	$6,226
Eastman Stock Fund	30,349	6,803
Hercules Stock Fund	--	181
Fidelity Fund	2,914	9,819
Fidelity Puritan® Fund	1,208	5,870
Fidelity Magellan® Fund	6,021	20,453
Fidelity Contrafund	11,951	17,468
Fidelity Spartan® U.S. Equity Index Portfolio	3,081	7,046
Fidelity International Growth and Income Fund	2,837	3,825
PIMCO Total Return Fund	(125)	(47)
Franklin Small Cap Growth Fund	3,493	9,729
Templeton Foreign Fund	972	1,127
Neuberger & Berman Genesis Trust Fund	4,907	6,508
Fidelity Blue Chip Growth Fund	968	3,810
Fidelity Freedom Income Fund	18	47
Fidelity Freedom 2000 Fund	45	129
Fidelity Freedom 2010 Fund	313	683
Fidelity Freedom 2020 Fund	628	1,396
Fidelity Freedom 2030 Fund	421	941
Fidelity Freedom 2040 Fund	151	295
Fidelity Spartan® Extended Market Index Fund	1,147	1,750
Fidelity Spartan® International Index Fund	520	569
WFA Small Cap Val Z	171	--
Clipper Fund	247	250
Strong Advisor Small Cap Value Fund	--	687
TCW Galileo Select Equities Fund	356	222
Self Directed Brokerage Account	150	28
Other Funds	182	(2)
Total	$116,504	$105,813

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

6.	INSURANCE CONTRACTS

The Plan holds an interest in the Managed Income Fund, which invests in guaranteed investment contracts (“GICs), which are contracts between an insurance company and the fund that provide for guaranteed returns on principal amounts invested over various periods of time. This participant-directed fund also invests in synthetic GICs. The term “synthetic” investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. A “synthetic” investment contract, also referred to as a “wrap” contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan’s ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets.

To meet daily liquidity needs, the Managed Income Fund invests in short-term interest funds similar to money markets. The average yield for the Managed Income Fund was 4.22% and 5.02% for 2004 and 2003, respectively. The weighted average crediting interest rate for the fund was 4.02% and 4.56% at December 30, 2004 and 2003, respectively. In accordance with ERISA regulations, investment contracts held by the fund are reported at values determined by the contract issuer in accordance with the terms of the contracts themselves. The fair value in accordance with Statement of Financial Accounting Standards No. 107 of investments contracts and short-term interest investments held by the fund was $622.1 million and $573.9 million at December 30, 2004 and 2003, respectively. Crediting interest rate resets occur quarterly and/or annually under the provisions of each individual contract in the fund. There are no minimum crediting interest rates for any of the investment contracts in the fund at December 30, 2004 and 2003.

The value of the Managed Income Fund reflected in these financial statements is based upon the principal invested and the interest credited. The fair value of the Managed Income Fund, by investment type, as of December 30, 2004 and 2003 was as follows:

(in thousands)	December 30, 2004	December 30, 2003

Security backed investments:
Underlying assets at fair value	$622,097	$573,949
Wrapper contracts	(7,440)	(18,924)
Total contract value	$614,657	$555,025

7.	OTHER RECEIVABLES

Other receivables in the amount of $2.3 million and $3.9 million at December 30, 2004 and 2003, respectively represent interest and dividends receivable, as well as receivables from the sale of stock.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

8.	DIVERSIFICATION FROM ESOP FUND

Active or retired employees of the Company are eligible to diversify funds held in their ESOP Fund account. Effective July 2003, a participant may direct that all or any portion of his ESOP Fund account be transferred to other funds in the Plan without restrictions. This diversification is elected by employee notification to the IPCO who then transfers a portion of their account within the Plan for investment as directed by the participant. During 2004 and 2003, $15.7 million and $9.5 million, respectively, were transferred from the ESOP Fund within the Plan in connection with this program.

9.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participant accounts will be distributed to individual participants in accordance with the Plan document and ERISA provisions.

10.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter in May 2003, in which the Internal Revenue Service stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes the Plan qualifies and operates in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

11.	PLAN EXPENSES

Reasonable expenses of administering the Plan, unless paid by the Company, shall be paid by the Plan. For both 2004 and 2003, trustee fees associated with the Eastman Stock Fund and the Eastman ESOP Fund were paid with assets of those individual funds. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds, as the case may be. Loan administration fees are deducted quarterly from the accounts of participants with outstanding loan balances. Loan origination fees are deducted from the participants account at the inception of the loan. For 2004 and 2003, the Company paid all other expenses of the Plan related to plan oversight and administration, including auditing fees.

12.	RELATED PARTIES

Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company, (“FMTC”). FMTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan Sponsor as well as loans to Plan participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules.

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 30, 2004
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value
*	Eastman Chemical Company	Common stock, Participant directed	**	81,060
*	Eastman Chemical Company	Common stock, Non Participant directed	115,034	128,394
*	Fidelity Fund	Registered Investment Company	**	45,313
*	Fidelity Puritan Fund	Registered Investment Company	**	44,821
*	Fidelity Magellan Fund	Registered Investment Company	**	96,355
*	Fidelity Contrafund	Registered Investment Company	**	94,996
*	Fidelity Spartan U.S. Equity Index Portfolio	Registered Investment Company	**	37,271
*	Fidelity International Discovery Fund	Registered Investment Company	**	20,238
*	PIMCO Total Return Fund	Registered Investment Company	**	20,577
*	Franklin Small Cap Growth	Registered Investment Company	**	31,422
*	Templeton Foreign Fund	Registered Investment Company	**	7,516
*	Neuberger and Berman Genesis Trust Fund	Registered Investment Company	**	45,948
*	Fidelity Blue Chip Growth Fund	Registered Investment Company	**	18,208
*	Fidelity Freedom Income Fund	Registered Investment Company	**	1,142
*	Fidelity Freedom 2000 Fund	Registered Investment Company	**	1,524
*	Fidelity Freedom 2010 Fund	Registered Investment Company	**	7,063
*	Fidelity Freedom 2020 Fund	Registered Investment Company	**	8,969
*	Fidelity Freedom 2030 Fund	Registered Investment Company	**	5,125
*	Fidelity Freedom 2040 Fund	Registered Investment Company	**	1,772
*	Fidelity Spartan Extended Market Index Portfolio	Registered Investment Company	**	8,984
*	Fidelity Spartan International Index Fund	Registered Investment Company	**	4,161
*	Participant Loans	Participant Loan Fund with terms ranging from 3-123 months and rates ranging from 4.75% to 10.5%	**	26,807
*	Fidelity Retirement Money Market	Registered Investment Company	**	3
*	Clipper Fund	Registered Investment Company	**	11,392
*	TCW Galileo Select Equities Fund	Registered Investment Company	**	4,802
*	WFA Small Cap Val Z	Registered Investment Company	**	21,330

*	Managed Income Fund, consisting of the following:		**
	Fidelity short term cash fund	CASH		14,947
	AXA Financial Inc	Corporate bond 7.75% 8/01/10		1,119
	Accredited Mortgage Loan Trust ACCR 03-2 A1	Mortgage backed security 4.23% 10/33		753
	Accredited Mortgage Loan Trust ACCR 03-3 A1	Mortgage backed security 4.46% 12/33		738
	Accredited Mortgage Loan Trust ACCR 04-2 A2	Mortgage backed security 1ML+30 7/34		1,053
	Accredited Mortgage Loan Trust ACCR 04-4 A2D	Mortgage backed security 1ML+35 1/35		501
	Accredited Mortgage Loan Trust ACCR 04-4 M2	Mortgage backed security 1ML+105 1/35		175
	Accredited Mortgage Loan Trust ACCR 04-4 M3	Mortgage backed security 1ML+125 1/35		75
	ACE Securities Corp ACE 02-HE2 M1	Mortgage backed security 1ML+85 8/32		151
	ACE Securities Corp ACE 03-HS1 M1	Mortgage backed security 1ML+75 6/33		75
	ACE Securities Corp ACE 03-HS1 M2	Mortgage backed security 1ML+175 6/33		102

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value
	ACE Securities Corp ACE 03-NC1 M1	Mortgage backed security 1ML+78 7/33 M		172
	ACE Securities Corp ACE 03-HE1 M1	Mortgage backed security 1ML+65 11/33		201
	ACE Securities Corp ACE 03-HE1 M2	Mortgage backed security 1ML+170 11/33		128
	ACE Securities Corp ACE 04-FM1 M1	Mortgage backed security 1ML+60 9/33		165
	ACE Securities Corp ACE 04-OP1 M1	Mortgage backed security 1ML+52 4/34		446
	ACE Securities Corp ACE 04-OP1 M2	Mortgage backed security 1ML+105 4/34		632
	ACE Securities Corp ACE 02-HE1 M1	Mortgage backed security 1ML+65 6/32		236
	Adjustable Rate Mortgage Trust ARMT 04-1 9A2	Mortgage backed security 1ML+40 1/34		757
	Adjustable Rate Mortgage Trust ARMT 04-4 5A2	Mortgage backed security 1ML+40 3/35		582
	Vodafone Americas Asia Inc	Corporate bond 6.65% 5/01/08		220
	Alabama Power Co	Corporate bond 3.5% 11/15/07		565
	Alliance Capital Management LP	Corporate bond 5.625% 8/15/06		2,795
	American General Finance Corp	Corporate bond 2.75% 6/15/08		505
	American General Finance Corp	Corporate bond 4.625% 5/15/09		1,155
	American General Finance Corp	Corporate bond 3.875% 10/1/09		853
	American Honda Finance Corp	Corporate bond 4.5% 5/26/09 144A		1,519
	AmeriCredit Automobile Receivables Trust AMCAR 01-B A4	Asset backed security 5.37% 6/08		70
	AmeriCredit Automobile Receivables Trust AMCAR 02-EM A4A	Asset backed security 3.32% 6/09		403
	AmeriCredit Automobile Receivables Trust AMCAR 03-CF A4	Asset backed security 3.48% 5/10		852
	AmeriCredit Automobile Receivables Trust AMCAR 04-BM A3	Asset backed security 2.07% 8/08		546
	AmeriCredit Automobile Receivables Trust AMCAR 04-1 A3	Asset backed security 3.22% 7/08		440
	AmeriCredit Automobile Receivables Trust AMCAR 04-1 B	Asset backed security 3.7% 1/09		75
	AmeriCredit Automobile Receivables Trust AMCAR 04-1 C	Asset backed security 4.22% 7/09		81
	AmeriCredit Automobile Receivables Trust AMCAR 04-CA A4	Asset backed security 3.61% 5/11		300
	AmeriCredit Automobile Receivables Trust AMCAR 04-DF A3	Asset backed security 2.98% 7/09		580
	AmeriCredit Automobile Receivables Trust AMCAR 04-DF A4	Asset backed security 3.43% 7/11		774
	Ameriquest Mortgage Securities Inc AMSI 02-AR1 M2	Mortgage backed security 1ML+130 9/32		186
	Ameriquest Mortgage Securities Inc AMSI 02-4 M1	Mortgage backed security 1ML+100 2/33		247
	Ameriquest Mortgage Securities Inc AMSI 03-3 M1	Mortgage backed security 1ML+80 3/33		176
	Ameriquest Mortgage Securities Inc AMSI 03-6 M1	Mortgage backed security 1ML+76 8/33		781
	Ameriquest Mortgage Securities Inc AMSI 03-AR2 M1	Mortgage backed security 1ML+85 5/33		156
	Ameriquest Mortgage Securities Inc AMSI 03-7 M1	Mortgage backed security 1ML+85 8/33		298
	Ameriquest Mortgage Securities Inc AMSI 04-R2 M1	Mortgage backed security 1ML+43 4/34		125
	Ameriquest Mortgage Securities Inc AMSI 04-R2 M2	Mortgage backed security 1ML+48 4/34		100
	Argent Securities Inc ARSI 03-W3 AV1B	Mortgage backed security 1ML+45 9/33		87
	Argent Securities Inc ARSI 03-W3 AV2	Mortgage backed security 1ML+40 9/33		82
	Argent Securities Inc ARSI 04-W5 M1	Mortgage backed security 1ML+60 4/34		401
	Argent Securities Inc ARSI 04-W7 M1	Mortgage backed security 1ML+55 5/34		415
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value
	Argent Securities Inc ARSI 04-W7 M2	Mortgage backed security 1ML+60 5/34		335
	Asset Backed Securities Corp Home Equity ABSHE 02-HE2 M2	Mortgage backed security 1ML+113 8/32		101
	Asset Backed Securities Corp Home Equity ABSHE 02-HE3 2A	Mortgage backed security 1ML+40 10/32		19
	Asset Backed Securities Corp Home Equity ABSHE 03-HE3 A2	Mortgage backed security 1ML+35 6/33		75
	Asset Backed Securities Corp Home Equity ABSHE 03-HE3 M1	Mortgage backed security 1ML+83 6/33		263
	Asset Backed Securities Corp Home Equity ABSHE 03-HE4 M2	Mortgage backed security 1ML+200 8/33		639
	Asset Backed Securities Corp Home Equity ABSHE 03-HE5 A2B	Mortgage backed security 4 8/33		182
	Asset Backed Securities Corp Home Equity ABSHE 03-HE6 M1	Mortgage backed security 1ML+65 11/33		378
	Asset Backed Securities Corp Home Equity ABSHE 03-HE7 A3	Mortgage backed security 1ML+36 12/33		514
	Asset Backed Securities Corp Home Equity ABSHE 04-HE3 M1	Mortgage backed security 1ML+54 6/34		150
	Asset Backed Securities Corp Home Equity ABSHE 04-HE3 M2	Mortgage backed security 1ML+112 6/34		325
	Asset Backed Securities Corp Home Equity ABSHE 04-HE6 A2	Mortgage backed security 1ML+36 6/34		984
	Asset Backed Funding Certificates ABFC 04-HE1 M2	Mortgage backed security 1ML+115 1/34		235
	Associates Corp Of N. America	Corporate bond 6.875% 11/15/08		133
	Associates Corp Of N. America	Corporate bond 6.25% 11/01/08		858
	BMW Vehicle Owner Trust BMWOT 04-A A3	Asset backed security 2.67% 3/08		1,018
	Banc of America Commercial Mortgage Inc BACM 04-6 XP	Interest only strip CSTR 12/42		206
	Banc of America Commercial Mortgage Inc BACM 04-2 A3	Mortgage backed security 4.05% 11/38		2,206
	Banc of America Commercial Mortgage Inc BACM 04-4 A3	Mortgage backed security 4.128% 7/42		686
	Banc of America Commercial Mortgage Inc BACM 04-5 XP	Interest only strip CSTR 11/41		298
	Bank of America Corp	Corporate bond 7.8% 2/15/10 GLBL		274
	Bank of America Corp	Corporate bond 7.4% 1/15/11 DT		1,911
	Bank of New York Co Inc/The	Corporate bond 4.25%/3ML 9/4/12		610
	Bank of New York Co Inc/The	Corporate bond 3.4/3ML+148 3/15/13		983
	Bank One Corp	Corporate bond 6% 8/01/08 DT		202
	Bank One NA/Chicago IL	Corporate bond 3.7% 1/15/08		752
	Bank One Issuance Trust BOIT 02-B1 B1	Mortgage backed security 1ML+38 12/09		573
	Bank One Issuance Trust BOIT 04-B2 B2	Mortgage backed security 4.37% 4/12		1,405
	Bank One Issuance Trust BOIT 04-A6	Mortgage backed security 3.94% 4/16/12		1,205
	BankAmerica Corp/Old	Corporate bond 6.25% 4/01/08		256
	Bayview Financial Acquisition Trust BAYV 04-C A1	Mortgage backed security 1ML+42 5/44		1,127
	Bayview Financial Acquisition Trust BAYV 04-A A	Mortgage backed security 1ML+45 2/44		761
	Bayview Financial Acquisition Trust BAYV 03-F A	Mortgage backed security 1ML+50 9/43		1,000
	Bayview Commercial Asset Trust BAYC 04-2 A1	Mortgage backed security 1ML+43 8/34		698
	Bayview Commercial Asset Trust BAYC 04-2 M1	Mortgage backed security 1ML+58 8/34		223
	Bayview Commercial Asset Trust BAYC 04-3 M1	Mortgage backed security 1ML+50 1/35		150
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value
	Bayview Commercial Asset Trust BAYC 04-3 M2	Mortgage backed security 1ML+100 1/35		100
	Bear Stearns Commercial Mortgage Securities BSCMS 04-ESA A2	Mortgage backed security 1ML+34 5/16		667
	Bear Stearns Commercial Mortgage Securities BSCMS 04-ESA B	Mortgage backed security 4.888% 5/16		353
	Bear Stearns Commercial Mortgage Securities BSCMS 04-ESA C	Mortgage backed security 4.937% 5/16		399
	Bear Stearns Commercial Mortgage Securities BSCMS 04-ESA D	Mortgage backed security 4.986% 5/16		143
	Bear Stearns Commercial Mortgage Securities BSCMS 04-ESA E	Mortgage backed security 5.064% 5/16		450
	Bear Stearns Commercial Mortgage Securities BSCMS 04-ESA F	Mortgage backed security 5.182% 5/16		107
	Bear Stearns Commercial Mortgage Securities BSCMS 04-PWR5 A2	Mortgage backed security 4.254% 7/42		648
	Bear Stearns Commercial Mortgage Securities BSCMS 04-PWR5 X2	Interest only strip CSTR 7/42		254
	Bear Stearns Commercial Mortgage Securities BSCMS 04-T16 A3	Mortgage backed security 4.03% 2/46		1,552
	Bear Stearns Commercial Mortgage Securities BSCMS 04-PWR6 X2	Interest only strip CSTR 11/41		159
	Bear Stearns Commercial Mortgage Securities BSCMS 03-PWR2 A3	Mortgage backed security 4.83% 5/39		436
	Bear Stearns Asset Backed Securities Inc BSABS 04-HE8 A	Mortgage backed security 1ML+38 9/34		922
	Bear Stearns Asset Backed Securities Inc BSABS 04-BO1 M3	Mortgage backed security 1ML+105 9/34		262
	Bear Stearns Asset Backed Securities Inc BSABS 04-BO1 M4	Mortgage backed security 1ML+120 9/34		222
	Bear Stearns Asset Backed Securities Inc BSABS 04-BO1 M5	Mortgage backed security 1ML+140 9/34		212
	Bear Stearns Cos Inc/The	Corporate bond 4% 1/31/08		615
	Bear Stearns Cos Inc/The	Corporate bond 3.25% 3/25/09		882
	BellSouth Corp	Corporate bond 4.2% 9/15/09 DT		878
	British Telecommunications PLC	Corporate bond 7.875% 12/15/05 DT		765
	British Telecommunications PLC	Corporate bond 8.12% 5/8.375 12/10		2,287
	CDC Mortgage Capital Trust CDCMC 02-HE3 M1	Mortgage backed security 1ML+110 3/33		210
	CDC Mortgage Capital Trust CDCMC 03-HE1 M1	Mortgage backed security 1ML+90 8/33		232
	CDC Mortgage Capital Trust CDCMC 03-HE3 M1	Mortgage backed security 1ML+70 11/33		247
	CDC Mortgage Capital Trust CDCMC 03-HE3 M2	Mortgage backed security 1ML+175 11/33		189
	CDC Mortgage Capital Trust CDC 04-HE2 M2	Mortgage backed security 1ML+120 7/34		235
	CIT Group Inc CIT GROUP INC	Corporate bond 3.875% 11/03/08		1,007
	CIT Group Inc CIT GROUP INC	Corporate bond 3.375% 4/01/09		636
	CIT Group Inc CIT GROUP INC	Corporate bond 3.65% 11/23/07		1,054
	Countrywide Asset-Backed Certificates CWL 04-2 M1	Mortgage backed security 1ML+50 5/34		525
	Countrywide Asset-Backed Certificates CWL 04-3 M1	Mortgage backed security 1ML+50 6/34		150
	Countrywide Asset-Backed Certificates CWL 04-4 A	Mortgage backed security 1ML+37.5 8/34		425
	Countrywide Asset-Backed Certificates CWL 04-4 M1	Mortgage backed security 1ML+48 7/34		376

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value
	Countrywide Asset-Backed Certificates CWL 04-4 M2	Mortgage backed security 1ML+53 6/34		441
	Countrywide Asset-Backed Certificates CWL 00-2 MV2	Mortgage backed security 1ML+90 6/31		187
	Countrywide Asset-Backed Certificates CWL 03-SD3 A1	Mortgage backed security 1ML+42 12/32		183
	Countrywide Asset-Backed Certificates CWL 02-5 MV1	Mortgage backed security 1ML+100 3/33		66
	Countrywide Home Loan Mortgage Pass CWHL 02-25 2A1 Through Trust	Mortgage backed security 5.5% 11/17		416
	Capital Auto Receivables Asset Trust CARAT 04-2 A2	Asset backed security 3.35% 2/08		888
	Capital One Master Trust COMT 01-3A A	Asset backed security 5.45% 3/09		1,295
	Capital One Auto Finance Trust COAFT 01-B A4	Asset backed security 4.88% 9/08		553
	Capital One Auto Finance Trust COAFT 04-A A3	Asset backed security 3.07% 7/08		1,080
	Capital One Auto Finance Trust COAFT 04-B A3	Asset backed security 2.96% 4/09		720
	Capital One Multi-Asset Execution Trust COMET 02-B1 B1	Asset backed security 1ML+68 7/08		1,300
	Capital One Multi-Asset Execution Trust COMET 03-2B	Asset backed security 3.5% 2/09		686
	Capital One Multi-Asset Execution Trust COMET 03-B4 B4	Asset backed security 1ML 7/11		688
	Capital One Multi-Asset Execution Trust COMET 04-B5 B5	Asset backed security 3.7% 5/10		1,611
	Capital One Multi-Asset Execution Trust COMET 04-B6 B6	Asset backed security 4.155% 7/12		1,155
	Capital One Prime Auto Receivables Trust COPAR 04-2 A3	Asset backed security 3.06% 3/08		619
	Capital One Prime Auto Receivables Trust COPAR 04-3 A3	Asset backed security 3.39% 1/09		876
	Capital Trust Re CDO Ltd CTCDO 04-1A A2	Mortgage backed security 1ML+45 7/39		300
	Capital Trust Re CDO Ltd CTCDO 04-1A B	Mortgage backed security 1ML+75 7/39		160
	Capital Trust Re CDO Ltd CTCDO 04-1A C	Mortgage backed security 1ML+110 7/39		205
	Chase Commercial Mortgage Securities Corp CCMSC 99-2 A1	Mortgage backed security 7.032% 1/32		511
	Chase Credit Card Master Trust CHAMT 03-6 B	Asset backed security 1ML+35 2/11		1,009
	Chase Credit Card Master Trust CHAMT 04-1 B	Asset backed security 1ML+20 5/09		436
	JPMorgan Chase & Co	Corporate bond 6.375% 4/01/08		170
	Chile Government International Bond CHILE REP GLB	Corporate bond 6.875% 4/28/09 DT		45
	Chile Government International Bond CHILE REP GLB	Corporate bond 5.625% 7/23/07 DT		1,088
	Chubb Corp CHUBB CORP	Corporate bond 3.95% 4/01/08		167
	Citigroup Inc CITIGROUP	Corporate bond 5.75% 5/10/06		203
	Citibank Credit Card Issuance Trust CCCIT 01-A6 A6	Asset backed security 5.65% 6/08		575
	Citibank Credit Card Issuance Trust CCCIT 03-A6 A6	Asset backed security 2.9% 5/10		474
	Citibank Credit Card Issuance Trust CCCIT 04-A4	Asset backed security 3.2% 8/09		1,687
	Citigroup Commercial Mortgage Trust CGCMT 04-C2 XP	Interest only strip CSTR 10/41		256

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value
	Commercial Mortgage Pass Through Certificates COMM 99-1 A2	Mortgage backed security 6.455% 5/32		1,194
	Commercial Mortgage Pass Through Certificates COMM 04-CNL X1	Interest only strip CSTR 9/14		311
	Commercial Mortgage Pass Through Certificates COMM 04-CNL B	Mortgage backed security 1ML+40 9/14		200
	Commercial Mortgage Pass Through Certificates COMM 04-CNL D	Mortgage backed security 1ML+64 9/14		60
	Commercial Mortgage Pass Through Certificates COMM 04-CNL E	Mortgage backed security 1ML+70 9/14		85
	Commercial Mortgage Pass Through Certificates COMM 04-CNL F	Mortgage backed security 1ML+80 9/14		65
	Commercial Mortgage Pass Through Certificates COMM 04-HTL1 B	Mortgage backed security 1ML+45 7/16		60
	Commercial Mortgage Pass Through Certificates security COMM 04-HTL1 D	Mortgage backed 1ML+55 7/16		140
	Commercial Mortgage Pass Through Certificates COMM 04-HTL1 E	Mortgage backed security 1ML+75 7/16		100
	Commercial Mortgage Pass Through Certificates COMM 04-HTL1 F	Mortgage backed security 1ML+80 7/16		105
	Commercial Mortgage Pass Through Certificates COMM 04-LNB4 XP	Interest only strip CSTR 10/37		472
	Computer Sciences Corp	Corporate bond 6.75% 6/15/06		1,260
	Computer Sciences Corp	Corporate bond 7.375% 6/15/11		542
	Computer Sciences Corp	Corporate bond 3.5% 4/15/08		1,008
	Consolidated Natural Gas Co	Corporate bond 5.375% 11/01/06		729
	Costco Wholesale Corp	Corporate bond 5.5% 3/15/07		485
	Countrywide Home Loans Inc	Corporate bond 4% 3/22/11		393
	Countrywide Home Loans Inc	Corporate bond 4.125% 9/15/09		1,338
	CS First Boston Mortgage Securities Corp CSFB 97-C2 A2	Mortgage backed security 6.52% 1/35		88
	CS First Boston Mortgage Securities Corp CSFB 97-C2 A3	Mortgage backed security 6.55% 1/35		670
	CS First Boston Mortgage Securities Corp CFSB 99-C1 A2	Mortgage backed security 7.29% 9/41		3,085
	CS First Boston Mortgage Securities Corp CSFB 02-HE16 M2	Mortgage backed security 1ML+150 10/32		102
	Home Equity Asset Trust HEAT 03-3 A2	Mortgage backed security1ML+36 8/33		232
	Home Equity Asset Trust HEAT 02-4 M2	Mortgage backed security 1ML+205 3/33		178
	Home Equity Asset Trust HEAT 03-4 M1	Mortgage backed security 1ML+80 10/33		379
	CS First Boston Mortgage Securities Corp CSFB 03-C5 A3	Mortgage backed security 4.429% 12/36		980
	Home Equity Asset Trust HEAT 03-5 M1	Mortgage backed security 1ML+70 12/33		353
	Home Equity Asset Trust HEAT 03-5 M2	Mortgage backed security 1ML+173 12/33		154
	CS First Boston Mortgage Securities Corp CSFB 03-C4 A3	Interest only strip CSTR 8/36		580
	CS First Boston Mortgage Securities Corp CSFB 04-C1 A3	Mortgage backed security 4.321% 1/37		523
	CS First Boston Mortgage Securities Corp CSFB 04-AR3 6A2	Mortgage backed security 1ML+37 4/34		381
	CS First Boston Mortgage Securities Corp CSFB 04-AR4 5A2	Mortgage backed security 1ML+37 5/34		336
	CS First Boston Mortgage Securities Corp CSFB 04-AR5 11A2	Mortgage backed security 1ML+37 6/34		481
	CS First Boston Mortgage Securities Corp CSFB 04-C4 ASP	Interest only strip CSTR 10/39		264
	CS First Boston Mortgage Securities Corp CSFB 04-AR6 9A2	Mortgage backed security 1ML+37 10/34		619
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value
	CS First Boston Mortgage Securities Corp CSFB 04-AR7 6A2	Mortgage backed security 1ML+38 8/34		998
	CS First Boston Mortgage Securities Corp CSFB 04-HC1 A2	Mortgage backed security 1ML+50 12/21		170
	CS First Boston Mortgage Securities Corp CSFB 04-FRE1 A2	Mortgage backed security 1ML+35 4/34		637
	CS First Boston Mortgage Securities Corp CSFB 04-HC1 B	Mortgage backed security 1ML+75 12/21		441
	CS First Boston Mortgage Securities Corp CSFB 04-AR8 8A2	Mortgage backed security 1ML+38 9/34		792
	DLJ Commercial Mortgage Corp DLJCM 98-CF1 A1B	Mortgage backed security 6.41% 2/31		1,180
	DLJ Commercial Mortgage Corp DLJCM 98-CG1 A1B	Mortgage backed security 6.41% 6/31		1,735
	DLJ Commercial Mortgage Corp DLJCM 99-CG1 A1B	Mortgage backed security 6.46% 3/32		1,078
	DaimlerChrysler NA Holding Corp	Corporate bond 6.4% 5/15/06		996
	DaimlerChrysler NA Holding Corp	Corporate bond 4.75% 1/15/08		672
	DaimlerChrysler NA Holding Corp	Corporate bond 9/10/07 SER D #36		631
	Daimler Chrysler Auto Trust DCAT 04-C A3	Mortgage backed security 2.98% 8/08		1,472
	John Deere Capital Corp	Corporate bond 3.9% 1/15/08 DT		819
	John Deere Capital Corp	Corporate bond 3.375% 10/1/07		1,108
	Deutsche Telekom International Finance BV	Corporate bond 8.25% 6/15/05DT		473
	Deutsche Telekom International Finance BV	Corporate bond 8% 6/15/10		1,474
	Discover Card Master Trust I DCMT 01-6 A	Mortgage backed security 5.75% 12/08		4,556
	RR Donnelley & Sons Co	Corporate bond 3.75% 4/1/09		1,557
	Export Development Canada	Corporate bond 4% 8/01/07		1,066
	FPL Group Capital Inc	Corporate bond 3.25% 4/11/06		332
	Freddie Mac Gold Pool	FHLMC 15YR 5.00% 5/14 #E76434		32
	Freddie Mac Gold Pool	FHLMC 15YR 5.00% 6/14 #E77224		142
	Freddie Mac	FHLMC 3.875% 1/12/09-1/06		1,763
	Federal Farm Credit Bank	Government bond 3.25% 6/15/07		5,207
	Freddie Mac FHR 2435 GD	Mortgage backed security 6.5% 2/30		202
	Freddie Mac FHR 1608 J	Mortgage backed security 6% 6/22		1,643
	Freddie Mac FHR 1644 IA	Mortgage backed security 6.75% 8/23		319
	Freddie Mac FHR 1650 H	Mortgage backed security 6.25% 10/22		26
	Freddie Mac FHR 1680 PH	Mortgage backed security 6.25% 1/23		204
	Freddie Mac FHR 1703 GA	Mortgage backed security 6.5% 10/08		155
	Freddie Mac FHR 1708 D	Mortgage backed security 6 7/08		277
	Freddie Mac FHR 1697 PJ	Mortgage backed security 6 7/08		416
	Freddie Mac FHR 2292 QT	Mortgage backed security 6.5% 5/30		139
	Federal Home Loan Bank System	Government bonds 2.875% 8/15/06		30,785
	Federal Home Loan Bank System	Government bonds 2.5% 4/11/06		6,411
	Freddie Mac	FHLMC GLBL 2.875% 12/15/06		28,925
	Freddie Mac	FHLMC 2.375% 2/15/07		27,386
	Freddie Mac	FHLMC 2.875% 5/15/07		18,541
	Fannie Mae FNR 93-225 OH	Mortgage backed security 6.3% 10/22		78
	Fannie Mae FNR 94-36 H	Mortgage backed security 6.375% 1/23		211
	Fannie Mae FNR 94-50 PH	Mortgage backed security 5.5% 1/23		248
	Fannie Mae	FNMA 3.25% 8/15/08		24,160
	Fannie Mae	FNMA 2.375% 2/15/07		29,415
	Fannie Mae	FNMA 2.15% 4/13/06-05		9,725
	Fannie Mae	FNMA 2.5% 6/15/06		13,951
	Fannie Mae	FNMA 3.125% 7/15/06		3,290
	Fannie Mae	FNMA 3.125% 12/15/07		18,268
	Fannie Mae Pool	FNMA 15YR 7.00% 8/08 #252068		106
	Fannie Mae Pool	FNMA 15YR 7.00% 1/13 #251428		17

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value
	Fannie Mae Pool	FNMA 15YR 6.50% 4/09 #277813		145
	Fannie Mae Pool	FNMA 15YR 7.00% 7/10 #303403		453
	Fannie Mae Pool	FNMA 15YR 6.00% 3/11 #303779		58
	Fannie Mae Pool	FNMA 15YR 7.00% 12/09 #303836		2
	Fannie Mae Pool	FNMA 15YR 6.50% 11/13 #323755		668
	Fannie Mae Pool	FNMA 15YR 7.00% 8/14 #323877		138
	Fannie Mae Pool	FNMA 15YR 7.00% 5/11 #346783		22
	Fannie Mae Pool	FNMA 15YR 6.00% 3/14 #487614		57
	Fannie Mae Pool	FNMA 15YR 6.50% 9/14 #514373		5
	Fannie Mae Pool	FNMA 15YR 6.00% 11/14 #520642		36
	Fannie Mae Pool	FNMA 15YR 7.00% 11/14 #522277		43
	Fannie Mae Pool	FNMA 15YR 6.50% 10/13 #535234		1,279
	Fannie Mae Pool	FNMA 15YR 7.00% 3/08 #535395		848
	Fannie Mae Pool	FNMA 15YR 7.00% 6/16 #545122		42
	Fannie Mae Pool	FNMA 15YR 7.00% 2/16 #569915		116
	Fannie Mae Pool	FNMA 15YR 6.00% 10/16 #589129		66
	Fannie Mae Pool	FNMA 15YR 7.00% 8/16 #599602		142
	Fannie Mae Pool	FNMA 15YR 7.00% 10/19 #TBA		0
	Fannie Mae Pool	FNMA 15YR 6.50% 1/20 #TBA		734
	Fannie Mae Pool	FNMA 15YR 7.00% 4/17 #636135		489
	Fannie Mae Pool	FNMA 15YR 6.50% 4/17 #637244		386
	Fannie Mae Pool	FNMA 15YR 6.00% 11/17 #671380		338
	Fannie Mae Pool	FNMA 15YR 6.00% 11/17 #672789		78
	Fannie Mae Pool	FNMA 15YR 6.00% 12/17 #673965		172
	Fannie Mae FNR 02-18 PE	Mortgage backed security 5.5% 6/16		2,052
	Fannie Mae FNR 02-52 PA	Mortgage backed security 6% 4/31		120
	Freddie Mac FHR 2473 JB	Mortgage backed security 5.5% 2/29		95
	Freddie Mac FHR 2498 PD	Mortgage backed security 5.5% 2/16		433
	Fannie Mae Pool	FNMA 15YR 6.00% 2/18 #684153		36
	Fannie Mae Pool	FNMA 15YR 7.00% 2/18 #693327		507
	Fannie Mae Pool	FNMA ARM 3.878% 6/33 #723633		549
	Fannie Mae Pool	FNMA ARM 3.975% 11/34 #781809		232
	Fannie Mae Pool	FNMA ARM 4.025% 1/35 #781871		227
	Fieldstone Mortgage Investment Corp FMIC 03-1 M1	Mortgage backed security 1ML+68 11/33		101
	Fieldstone Mortgage Investment Corp FMIC 03-1 M2	Mortgage backed security 1ML+175 11/33		103
	Fifth Third Auto Trust FITAT 04-A A3	Mortgage backed security 3.19% 2/08		554
	First Franklin Mtg Loan Asset Backed Certificates FFML 04-FF2 M3	Mortgage backed security 1ML+55 3/34		50
	First Franklin Mtg Loan Asset Backed Certificates FFML 04-FF2 M4	Mortgage backed security 1ML+90 3/34		25
	First Franklin Mtg Loan Asset Backed Certificates FFML 04-FF2 M6	Mortgage backed security 1ML+125 3/34		50
	First Union Commercial Mortgage Securities Inc FULB 97-C2 A3	Mortgage backed security 6.65% 11/29		537
	Wachovia Bank NA/Charlotte	Corporate bond 7.8% 8/18/10		433
	FleetBoston Financial Corp	Corporate bond 3.85% 2/15/08		407
	Ford Credit Auto Owner Trust FORDO 03-B B1	Mortgage backed security 2.85% 10/07		623
	Ford Motor Credit Co	Corporate bond 6.875% 2/1/06 DT		534
	Ford Motor Credit Co	Corporate bond 6.5% 1/25/07 DT		3,155
	Franklin Resources Inc	Corporate bond 3.7% 4/15/08		1,537
	Fremont Home Loan Trust FHLT 04-A M1	Mortgage backed security 1ML+55 1/34		450
	Fremont Home Loan Trust FHLT 04-A M2	Mortgage backed security 1ML+115 1/34		525
	Fremont Home Loan Trust FHLT 04-1 M1	Mortgage backed security 1ML+45 2/34		50
	Fremont Home Loan Trust FHLT 04-1 M2	Mortgage backed security 1ML+50 2/34		100

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value
	Fremont Home Loan Trust FHLT 04-1 M3	Mortgage backed security 1ML+55 2/34		100
	Fremont Home Loan Trust FHLT 04-1 M4	Mortgage backed security 1ML+95 2/34		250
	Fremont Home Loan Trust FHLT 04-1 M5	Mortgage backed security 1ML+110 2/34		100
	Fremont Home Loan Trust FHLT 04-1 M6	Mortgage backed security 1ML+130 2/34		250
	GGP Mall Properties Trust GGPMP 01-C1A A2	Mortgage backed security 5.007% 11/11		629
	GMAC Commercial Mortgage Securities Inc GMACC 97-C2 A3	Mortgage backed security 6.566% 4/29		644
	GMAC Commercial Mortgage Securities Inc GMACC 04-C2 A2	Interest only strip CSTR 8/38		1,500
	GMAC Commercial Mortgage Securities Inc GMACC 04-C3 X2	Interest only strip CSTR 12/41		226
	GMACC Commercial Mortgage Securities Inc GMACC 00-C1 A2	Mortgage backed security 7.724% 3/33		1,195
	GS Mortgage Securities Corp 03-C1 A2A	Mortgage backed security 3.59% 1/40		768
	GS Mortgage Securities Corp 04-C1 A1	Mortgage backed security 3.659% 10/28		1,624
	GSAMP Trust GSAMP 02-HE M1	Mortgage backed securities 1ML+125 11/32		334
	GSAMP Trust GSAMP 04-FM2 M1	Mortgage backed securities 1ML+50 1/34		250
	GSAMP Trust GSAMP 04-FM2 M2	Mortgage backed securities 1ML+110 1/34		200
	GSAMP Trust GSAMP 04-FM2 M3	Mortgage backed securities 1ML+130 1/34		200
	GSAMP Trust GSAMP 04-HE1 M1	Mortgage backed securities 1ML+55 5/34		410
	GSAMP Trust GSAMP 04-HE1 M2	Mortgage backed securities 1ML+115 5/34		149
	GSAMP Trust GSAMP 04-HE1 M3	Mortgage backed securities 1ML+140 5/34		149
	First Franklin Mtg Loan Asset Backed Certificates FFML 04-FF3 M2	Mortgage backed securities 1ML+114 5/34		475
	GSAMP Trust GSAMP 04-FM1 M1	Mortgage backed securities 1ML+65 11/33		300
	GSAMP Trust GSAMP 04-FM1 M2	Mortgage backed securities 1ML+140 11/33		207
	GSAMP Trust GSAMP 04-AHL M2	Mortgage backed securities 1ML+115 8/34		250
	Ge Capital Commercial Mortgage Corp GECMC 04-C2 A2	Mortgage backed securities 4.119% 3/40		518
	Ge Capital Commercial Mortgage Corp GECMC 04-C3 A2	Mortgage backed securities 4.433% 7/39		893
	GE Commercial Equipment Financing LLC GECEF 04-A A3	Mortgage backed securities 3.36% 6/08		1,162
	General Electric Capital Corp	Corporate bond 7.5% 6/15/09		1,257
	General Electric Capital Corp	Corporate bond 3.5% 5/01/08		464
	General Electric Capital Corp	Corporate bond 3.5% 8/15/07		540
	General Electric Capital Corp	Corporate bond 3.75% 12/15/09		1,113
	General Electric Capital Corp	Corporate bond 5.875% 2/15/12A		1,293
	General Electric Capital Corp	Corporate bond 5% 6/15/07		1,097
	General Motors Acceptance Corp	Corporate bond 7.75% 1/19/10		1,566
	General Motors Acceptance Corp	Corporate bond 6.75% 1/15/06		1,189
	General Motors Acceptance Corp	Corporate bond 6.125% 9/15/06 GLBL		918
	Goldman Sachs Group Inc	Corporate bond 6.6% 1/15/12		1,228
	Gracechurch Card Funding PLC BCARD 5 B	Asset backed securities 1ML+23 8/08		165
	Gracechurch Card Funding PLC BCARD 5 A2	Asset backed securities 2.7% 8/08		2,185
	Gracechurch Card Funding PLC BCARD 6 B	Asset backed securities 1ML+19 2/09		105
	Granite Mortgages PLC GRAN 04-3 1B	Mortgage backed securities 3ML+16 9/44		200
	Granite Mortgages PLC GRAN 04-3 1M	Mortgage backed securities 3ML+27 9/44		100
	Granite Mortgages PLC GRAN 04-1 1B	Mortgage backed securities 3ML+21 3/44		145
	Granite Mortgages PLC GRAN 04-1 1M	Mortgage backed securities 3ML+41 3/44 DT		196
	Granite Mortgages PLC GRAN 04-2 1B	Mortgage backed securities 3ML+17 6/44		125
	Granite Mortgages PLC GRAN 04-2 1M	Mortgage backed securities 3ML+28 6/44		230
	Greenwich Capital Commercial Funding Corp GCCFC 03-C1 A2	Mortgage backed securities 3.285% 7/35		878

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value
	Greenwich Capital Commercial Funding Corp GCCFC 04-GG1 A4	Mortgage backed securities 4.755% 6/36		963
	John Hancock Global Funding II	Corporate bond 3.75% 9/30/08		810
	John Hancock Global Funding II	Corporate bond 3.5% 1/30/09		961
	Hartford Financial Services Group Inc	Corporate bond 2.375% 6/01/06		261
	Heller Financial Commercial Mortgage Asset HFCMC 00-PH1 A1	Mortgage backed securities 7.715% 1/34		546
	Hewlett-Packard Co	Corporate bond 6.5% 7/01/12		839
	Holmes Financing PLC HFP 8 1B	Mortgage backed securities 3ML+13 7/40		206
	Holmes Financing PLC HFP 8 2B	Mortgage backed securities 3ML+17 7/40 DT		272
	Home Equity Asset Trust HEAT 04-1 M1	Mortgage backed securities 1ML+63 6/34		317
	Home Equity Asset Trust HEAT 04-3 M1	Mortgage backed securities 1ML+57 8/34		205
	Home Equity Asset Trust HEAT 04-3 M2	Mortgage backed securities 1ML+120 8/34		225
	Home Equity Asset Trust HEAT 04-3 M3	Mortgage backed securities 1ML+145 8/34		100
	Home Equity Asset Trust HEAT 04-4 A2	Mortgage backed securities 1ML+32 10/34		215
	Home Equity Asset Trust HEAT 04-6 A2	Mortgage backed securities 1ML+35 12/34		1,236
	Home Equity Asset Trust HEAT 04-7 A3	Mortgage backed securities 1ML+39 1/35		424
	Holmes Financing PLC HFP 7 2M	Mortgage backed securities 3ML+80 7/40		264
	Host Marriot Pool Trust HMPT 99-HMTA D	Mortgage backed securities 7.97% 8/15		228
	Household Automotive Trust HAT 04-1 A3	Asset backed securities 3.3% 5/09		943
	Household Automotive Trust HAT 04-1 A4	Asset backed securities 3.93% 7/11		570
	HSBC Finance Corp	Corporate bond 5.875% 2/1/09 DT		328
	HSBC Finance Corp	Corporate bond 4.125% 12/15/08		1,839
	HSBC Finance Corp	Corporate bond 4.125% 11/16/09		2,394
	HSBC Finance Corp	Corporate bond 8.875% 2/15/08		1,097
	Household Private Label Credit Card Master Note Trust I HPLCC 02-1 A	Asset backed securities 5.5% 1/11		1,772
	Household Private Label Credit Card Master Note Trust I HPLCC 02-3 B	Asset backed securities 1ML 9/09		121
	HFC Home Equity Loan Asset Backed Certificates HFCHC 03-1 M	Mortgage backed securities 1ML+63 10/32		128
	HFC Home Equity Loan Asset Backed Certificates HFCHC 03-2 M	Mortgage backed securities 1ML+58 9/33		208
	HFC Home Equity Loan Asset Backed Certificates HFCHC 04-1 M	Mortgage backed securities 1ML+52 9/33		425
	Household Mortgage Loan Trust HMLHC 02-HC1 M	Mortgage backed securities 1ML+65 5/32		117
	Household Mortgage Loan Trust HMLHC 03-HC1	Mortgage backed securities 1ML+65 2/33		292
	Household Mortgage Loan Trust HLHMC 03-HC2	Mortgage backed securities 1ML+60 6/20/2103		436
	Household Mortgage Loan Trust HMLHC 04-HC1 A	Mortgage backed securities 1ML+35 2/34		1,118
	Hutchison Whampoa International 01/11 Ltd	Corporate bond 7% 2/16/11 144A		456
	Hutchison Whampoa International 03/33 Ltd	Corporate bond 5.45% 11/24/10 144		936
	Impac CMB Trust IMM 04-6 1A2	Mortgage backed securities 7/26/04		494
	JPMorgan Chase & Co	Corporate bond 5.625% 8/15/06		3,002
	JPMorgan Chase & Co	Corporate bond 4% 2/1/08		1,493
	JP Morgan Chase Commercial Mortgage Securities Corp JPMCC 04-CB9 A2	Interest only strip CSTR 6/41		1,568
	JP Morgan Chase Commercial Mortgage Securities Corp JPMCC 03-PM1A A2	Interest only strip CSTR 8/40		1,812
	JP Morgan Chase Commercial Mortgage Securities Corp JPMCC 04-CB8 A2	Mortgage backed securities 3.837% 1/39		1,246
	JP Morgan Chase Commercial Mortgage Securities Corp JPMCC 04-CBX X2	Interest only strip CSTR 1/37		679
	JP Morgan Chase Commercial Mortgage Securities Corp JPMCC 04-C3 A2	Mortgage backed securities 4.223% 1/42		832
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value
	KeySpan Corp	Corporate bond 7.625% 11/15/10		875
	Korea Development Bank	Corporate bond 3.875% 3/02/09		749
	Korea Development Bank	Corporate bond 4.75% 7/20/09		618
	Kraft Foods Inc	Corporate bond 5.25% 6/1/07		551
	LB-UBS Commercial Mortgage Trust LBUBS 00-C3 A1	Mortgage backed securities 7.95% 7/09		1,687
	LB-UBS Commercial Mortgage Trust LBUBS 00-C3 A2	Mortgage backed securities 7.95% 1/10		1,089
	LB-UBS Commercial Mortgage Trust LBUBS 00-C5 A1	Mortgage backed securities 6.41% 12/19		1,041
	LB-UBS Commercial Mortgage Trust LBUBS 00-C5 A2	Mortgage backed securities 6.51% 12/26		510
	LB-UBS Commercial Mortgage Trust LBUBS 04-C6 A2	Mortgage backed securities 4.187% 8/29		704
	LB-UBS Commercial Mortgage Trust LBUBS 03-C3 A2	Mortgage backed securities 3.086% 5/27		649
	LB-UBS Commercial Mortgage Trust LBUBS 03-C7 A3	Interest only strip CSTR 9/27		828
	LB-UBS Commercial Mortgage Trust LBUBS 04-C2 A3	Mortgage backed securities 3.973% 3/29		693
	Legg Mason Inc	Corporate bond 6.75% 7/02/08		359
	Lehman Brothers Holdings Inc	Corporate bond 7% 2/1/08		2,354
	Lehman Brothers Holdings Inc	Corporate bond 4% 1/22/08		901
	Lehman Brothers Holdings Inc	Corporate bond 3.95% 11/10/09		373
	Long Beach Mortgage Loan Trust LBMLT 03-3 M1	Mortgage backed securities 1ML+75 7/33		897
	Long Beach Mortgage Loan Trust LBMLT 04-2 M1	Mortgage backed securities 1ML+53 6/34		425
	Long Beach Mortgage Loan Trust LBMLT 04-2 M2	Mortgage backed securities 1ML+108 6/34		277
	M&I Marshall & Ilsley Bank	Corporate bond 3.95% 8/14/09		813
	MBNA Credit Card Master Note Trust MBNAS 01-A1 A1	Asset backed securities 5.75% 10/08		471
	MBNA Credit Card Master Note Trust MBNAS 02-1B	Asset backed securities 5.15% 7/09		1,545
	MBNA Credit Card Master Note Trust MBNAS 03-B2 B2	Asset backed securities 1ML+39 10/10		156
	MBNA Credit Card Master Note Trust MBNAS 03-B3 B3	Asset backed securities 1ML+37.5 1/11		704
	MBNA Credit Card Master Note Trust MBNAS 03-B5 B5	Asset backed securities 1ML+37 2/11		1,034
	Mastr Seasoned Securities Trust MSSTR 04-1 1A1	Interest only strip CSTR 8/17		943
	M&T Bank Corp	Corporate bond 3.85% 4/01/13		499
	Marsh & McLennan Cos Inc	Corporate bond 5.375% 3/15/07		366
	Marshall & Ilsley Corp	Corporate bond 4.375% 8/01/09		841
	Mastr Adjustable Rate Mortgages Trust MARM 04-11 1A4	Mortgage backed securities 1ML+49 11/34		247
	Mastr Adjustable Rate Mortgages Trust MARM 04-11 2A2	Mortgage backed securities 1ML+44 11/34		287
	Mellon Bank NA	Corporate bond 7% 3/15/06		1,595
	MLCC Mortgage Investors Inc MLCC 03-F A2	Mortgage backed securities 6ML+34 9/29		1,074
	MLCC Mortgage Investors Inc MLCC 03-A 2A2	Mortgage backed securities 6ML+41 3/28		256
	Meritage Mortgage Loan Trust MMLT 04-1 M1	Mortgage backed securities 1ML+50 7/34		225
	Meritage Mortgage Loan Trust MMLT 04-1 M2	Mortgage backed securities 1ML+55 7/34		25
	Meritage Mortgage Loan Trust MMLT 04-1 M3	Mortgage backed securities 1ML+95 7/34		75
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value
	Meritage Mortgage Loan Trust MMLT 04-1 M4	Mortgage backed securities 1ML+110 7/34		50
	Merrill Lynch & Co Inc	Corporate bond 6.56% 12/16/07		1,354
	Merrill Lynch & Co Inc	Corporate bond 4.125% 1/15/09		1,689
	Merrill Lynch Mortgage Investors Inc MLMI 04-FM1 M2	Mortgage backed securities 1ML+115 1/35		152
	MLCC Mortgage Investors Inc MLCC 04-D A2	Mortgage backed securities 6ML+36 9/29		1,166
	Merrill Lynch Mortgage Trust MLMT 04-MKB1 A2	Mortgage backed securities 4.353% 2/42		1,700
	Merrill Lynch Mortgage Trust MLMT 04-KEY2 A2	Mortgage backed securities 4.166% 8/39		1,223
	Merrill Lynch Mortgage Trust MLMT 04-BPC1 XP	Interest only strip CSTR 9/41		704
	Metlife Inc	Corporate bond 6.125% 12/01/11		833
	Metlife Inc	Corporate bond 5.375% 12/15/12		430
	Metlife Inc	Corporate bond 5.5% 6/15/14		725
	Metropolitan Life Global Funding I	Corporate bond 2.6% 6/19/08 144A		96
	Metropolitan Life Global Funding I	Corporate bond 4.25% 7/30/09 144A		1,244
	Morgan Guaranty	SYNTHETIC GIC GLOBAL WRAP AGREEMENT CONTRACT - 4.22%		(1860)
	Monumental Global Funding II	Corporate bond 4.375% 7/09 144A		1,636
	Monumental Life Insurance	SYNTHETIC GIC GLOBAL WRAP AGREEMENT CONTRACT - 4.21%		(1860)
	JP Morgan & Co Inc/Old	Corporate bond 6.25% 1/15/09		1,709
	JP Morgan Commercial Mortgage Finance Corp JPMC 99-C8 A2	Mortgage backed securities 7.4% 7/31		944
	JP Morgan Commercial Mortgage Finance Corp JPMC 00-C9 A2	Mortgage backed securities 7.77% 10/32		1,060
	Morgan Stanley	Corporate bond 6.1% 4/15/06		178
	Morgan Stanley	Corporate bond 5.8% 4/01/07		1,030
	Morgan Stanley	Corporate bond 3.625% 4/01/08		276
	Morgan Stanley ABS Capital I MSAC 04-NC6 A2	Mortgage backed securities 1ML+34 7/34		555
	Morgan Stanley ABS Capital I MSAC 04-HE6 A2	Mortgage backed securities 1ML+34 8/34		1,118
	Morgan Stanley Capital I MSC 98-WF2 A2	Mortgage backed securities 6.54% 7/30		869
	Morgan Stanley Capital I MSC 98-HF2 A1	Mortgage backed securities 6.01% 11/30		315
	Morgan Stanley Capital I MSC 98-HF2 A2	Mortgage backed securities 6.48% 11/30		1,660
	Morgan Stanley Capital I MSC 99-WF1 A1	Mortgage backed securities 5.91% 11/31		354
	Morgan Stanley Capital I MSC 99-CAM1 A4	Mortgage backed securities 7.02% 3/32		582
	Morgan Stanley Capital I MSC 03-IQ5 A3	Mortgage backed securities 4.71% 4/38		631
	Morgan Stanley Capital I MSC 04-HQ4 X2	Interest only strip CSTR 4/40		176
	Morgan Stanley Capital I MSC 04-HQ3 A2	Mortgage backed securities 4.05% 1/41		537
	Morgan Stanley ABS Capital I MSAC 02-HE3 M1	Mortgage backed securities 1ML+110 12/32		198
	Morgan Stanley ABS Capital I MSAC 02-NC6 M2	Mortgage backed securities 1ML+210 11/32		263
	Morgan Stanley ABS Capital I MSAC 03-NC5 M2	Mortgage backed securities 1ML+200 4/33		280
	Morgan Stanley ABS Capital I MSAC 03-NC6 M1	Mortgage backed securities 1ML+80 6/33		324
	Morgan Stanley ABS Capital I MSAC 03-HE1 M1	Mortgage backed securities 1ML+80 6/33		445
	Morgan Stanley ABS Capital I MSAC 03-HE1 M2	Mortgage backed securities 1ML 6/33		152
	Morgan Stanley ABS Capital I MSAC 03-NC7 M1	Mortgage backed securities 1 ML+70 6/33		191
	Morgan Stanley ABS Capital I MSAC 03-NC7 M2	Mortgage backed securities 1ML+185 6/33		107
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value
	Morgan Stanley ABS Capital I MSAC 03-NC8 M1	Mortgage backed securities 1ML+70 9/33		262
	Morgan Stanley ABS Capital I MSAC 03-NC10 M1	Mortgage backed securities 1ML+68 10/33		575
	Morgan Stanley	Corporate bond 4% 1/15/10		1,861
	Morgan Stanley Dean Witter Capital I MSDWC 03-NC2 M2	Mortgage backed securities 1ML+200 2/33		292
	Morgan Stanley Dean Witter Capital I MSDWC 01-NC1 M2	Mortgage backed securities 1 ML+107 10/31		100
	Morgan Stanley Dean Witter Capital I MSDWC 01-NC3 M2	Mortgage backed securities 1ML+150 10/31		469
	Morgan Stanley Dean Witter Capital I MSDWC 01-NC4 M2	Mortgage backed securities 1ML+165 1/32		183
	Morgan Stanley Dean Witter Capital I MSDWC 02-HE1 M1	Mortgage backed securities 1ML+60 7/32		292
	Morgan Stanley Dean Witter Capital I MSDWC 02-HE2 M2	Mortgage backed securities 1ML+125 8/32		151
	Morgan Stanley Dean Witter Capital I MSDWC 02-NC3 M1	Mortgage backed securities 1ML+72 8/32		162
	Morgan Stanley Dean Witter Capital I MSDWC 02-OP1 M1	Mortgage backed securities 1ML+75 9/32		166
	Morgan Stanley Dean Witter Capital I MSDWC 02-NC4 M2	Mortgage backed securities 1ML+160 9/32		126
	Morgan Stanley Dean Witter Capital I MSDWC 02-NC5 M3	Mortgage backed securities 1ML+180 10/32		102
	Morgan Stanley Dean Witter Capital I MSDWC 03-NC1 M1	Mortgage backed securities 1ML+105 11/32		263
	Morgan Stanley Dean Witter Capital I MSDWC 03-NC1 M2	Mortgage backed securities 1ML+205 11/32		198
	Mortgage Capital Funding Inc MCFI 98-MC2 A2	Mortgage backed securities 6.423% 6/30		1,901
	National Collegiate Student Loan Trust NCSLT 04-2 AIO	Mortgage backed securities 9.75% 10/14		498
	National Rural Utilities Cooperative Finance Corp	Corporate bond 5.75% 8/28/09		446
	National Rural Utilities Cooperative Finance Corp	Corporate bond 3.24% 7/22/07		750
	Navistar Financial Corp Owner Trust NAVOT 04-B A3	Mortgage backed securities 3.13% 5/09		542
	New Century Home Equity Loan Trust NCHET 03-6 M1	Mortgage backed securities 1ML+72 1/34		544
	New York Life Global Funding	Corporate bond 3.875% 1/15/09		283
	Nissan Auto Lease Trust NALT 03-A A3B	Asset backed securities 2.57% 6/09		925
	Nissan Auto Lease Trust NALT 04-A A3	Asset backed securities 2.9% 8/07		1,182
	Nissan Auto Lease Trust NALT 04-A A4B	Asset backed securities 3.18% 6/10		292
	Nissan Auto Receivables Owner Trust NAROT 04-C A3	Asset backed securities 2.85% 10/07		248
	Novastar Home Equity Loan NHEL 03-2 M-1	Mortgage backed securities 1ML+75 9/33		207
	Novastar Home Equity Loan NHEL 04-1 M1	Mortgage backed securities 1ML+45 6/34		150
	Onyx Acceptance Grantor Trust ONYX 04-C A3	Mortgage backed securities 2.94% 11/08		383
	PNC Funding Corp	Corporate bond 5.75% 8/1/06		2,159
	Park Place Securities Inc PPSI 04-WCW1 M1	Mortgage backed securities 1ML+63 9/34		315
	Park Place Securities Inc PPSI 04-WCW1 M2	Mortgage backed securities 1ML+68 9/34		185
	Park Place Securities Inc PPSI 04-WCW1 M3	Mortgage backed securities 1ML+125 9/34		355
	Park Place Securities NIM Trust PPSIN 04-MHQ1 A	Mortgage backed securities 2.487% 12/34		401

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value
	Park Place Securities NIM Trust PPSIN 04-MHQ1 B	Mortgage backed securities 3.474% 12/34		210
	Permanent Financing PLC PERMA 5 1B	Mortgage backed securities 3ML+14 6/42		396
	Permanent Financing PLC PERMA 5 2A	Mortgage backed securities 3ML+11 6/11		230
	Permanent Financing PLC PERMA 5 2B	Mortgage backed securities 3ML+18 6/42		446
	Permanent Financing PLC PERMA 4 1B	Mortgage backed securities 3ML+14 6/42		205
	Permanent Financing PLC PERMA 4 1M	Mortgage backed securities 3ML+23 6/42		160
	Permanent Financing PLC PERMA 4 2M	Mortgage backed securities 3ML+33 6/42		171
	Altria Group Inc	Corporate bond 7.2% 2/01/07		977
	Altria Group Inc	Corporate bond 7% 7/15/05		1,572
	ConocoPhillips	Corporate bond 8.75% 5/25/10		1,442
	Pricoa Global Funding I	Corporate bond 3.9% 12/15/08		1,168
	Pricoa Global Funding I	Corporate bond 4.35% 6/15/08		1,443
	Prime Credit Card Master Trust PCCMT 00-1 A	Mortgage backed securities 6.7% 10/09		5
	Prime Property Funding II Inc	Corporate bond 5.6% 6/15/11		550
	Principal Life Global Funding I	Corporate bond 3.625% 4/30/08		1,502
	Prudential Financial Inc	Corporate bond 4.104% 11/15/06		655
	Prudential Financial Inc	Corporate bond 3.75% 5/01/08		605
	Prudential Securities Secured Financing Corp PSSF 98-C1 A1B	Mortgage backed securities 6.506% 7/08		970
	Rabobank Capital Funding II	Corporate bond 5.26%/VR PERP 144A		2,997
	Rabobank Nederland	SYNTHETIC GIC GLOBAL WRAP AGREEMENT CONTRACT - 4.22%		(1,860)
	Reed Elsevier Capital Inc	Corporate bond 6.125% 8/01/06		770
	Residential Asset Mortgage Products Inc RAMP 04-RS6 MII2	Mortgage backed securities 1ML+130 6/34		250
	Residential Asset Mortgage Products Inc RAMP 03-SL1 3A1	Mortgage backed securities 7.125% 4/31		707
	Residential Asset Mortgage Products Inc RAMP 04-SL2 A1I	Mortgage backed securities 6.5% 10/16		216
	Residential Asset Mortgage Products Inc RAMP 03-RZ2 A1	Mortgage backed securities 3.6% 4/33		460
	Royal KPN NV	Corporate bond 8% 10/01/10		1,013
	SBC Communications Inc	Corporate bond 6.25% 3/15/11		451
	SBC Communications Inc	Corporate bond 4.125% 9/15/09		2,379
	SLM Corp	Corporate bond 4% 1/15/09		681
	SLM Corp	Corporate bond 3.5% 9/30/06		1,565
	SLM Student Loan Trust SLMA 04-A B	Mortgage backed securities 3ML+58 6/33		203
	SP PowerAssets Ltd	Corporate bond 3.8% 10/22/08 144		1,308
	Salomon Brothers Mortgage Securities VII SBM7 00-C3 A2	Mortgage backed securities 6.592% 12/33		943
	Salomon Brothers Mortgage Securities VII SBM7 00-C1 A2	Mortgage backed securities 7.52% 12/09		1,050
	Salomon Brothers Mortgage Securities VII SBM7 03-HE1 A	Mortgage backed securities 1ML+40 4/33		225
	Citigroup Global Markets Holdings Inc	Corporate bond 6.5% 2/15/08		288
	Citigroup Global Markets Holdings Inc	Corporate bond 5.875% 3/15/06 DT		2,568
	Securitized Asset Backed Receivables LLC Trust SABR 04-NC1 M1	Mortgage backed securities 1ML+52 2/34		290
	Sequoia Mortgage Trust SEMT 03-6 A2	Mortgage backed securities 6ML+33 11/33		984
	Sequoia Mortgage Trust SEMT 04-1 A	Mortgage backed securities 6ML+30 2/34		870
	Sequoia Mortgage Trust SEMT 04-2 A	Mortgage backed securities 6ML+27 3/34		599
	SouthTrust Corp	Corporate bond 5.8% 6/15/14		576
	Southwestern Public Service Co	Corporate bond 5.125% 11/06		756
	Amortizing Residential Collateral Trust ARC 02-BC1 M2	Mortgage backed securities 1ML+110 1/32		256
	Structured Asset Securities Corp SASC 04-GEL1 A	Mortgage backed securities 1ML+36 2/34		143
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current value
	Structured Asset Securities Corp SASC 04-NP1 A	Mortgage backed securities 1ML+40 9/33		402
	Target Corp	Corporate bond 5.375% 6/15/09		821
	Telecom Italia Capital SA	Corporate bond 4% 11/15/08		1,801
	Telecom Italia Capital SA	Corporate bond 4% 1/15/10 144A		915
	Telefonica Europe BV	Corporate bond 7.75% 9/15/10		597
	Terwin Mortgage Trust TMTS 04-1HE A	Mortgage backed securities 1ML+51 2/35		411
	Textron Financial Corp	Corporate bond 2.75% 6/01/06		451
	Textron Inc	Corporate bond 4.5% 8/01/10		391
	Thornburg Mortgage Securities Trust TMST 04-3 A	Mortgage backed securities 1ML+37 9/34		645
	Travelers Property Casualty Corp	Corporate bond 3.75% 3/15/08		330
	US Bank NA	Corporate bond 3.9% 8/15/08		1,068
	US Bank NA	Corporate bond 6.375% 8/01/11		567
	SLM Corp	Corporate bond 5.625% 4/10/07		1,176
	UBS AG	SYNTHETIC GIC GLOBAL WRAP AGREEMENT CONTRACT - 4.22%		(1,860)
	Union Planters Bank NA	Corporate bond 5.125% 6/15/07		521
	US Bancorp	Corporate bond 5.1% 7/15/07		317
	United States Treasury Note/Bond	USTB 10.375% 11/15/12 C07		6,899
	United States Treasury Note/Bond	USTN 3.125% 5/15/07		7,662
	United States Treasury Note/Bond	USTN 4% 6/15/09		29,738
	Verizon Global Funding Corp	Corporate bond 7.25% 12/1/10		1,697
	Verizon New York Inc	Corporate bond 6.875% 4/01/12		421
	Virginia Electric and Power Co	Corporate bond 5.75% 3/31/06		1,253
	Volkswagen Auto Lease Trust VWALT 04-A A3	Asset backed securities 2.84% 7/07		1,256
	WFS Financial Owner Trust WESTO 04-3 A3	Mortgage backed securities 3.3% 3/09		828
	WFS Financial Owner Trust WESTO 04-3 A4	Mortgage backed securities 3.93% 2/12		673
	WFS Financial Owner Trust WESTO 04-4 A4	Mortgage backed securities 3.44% 5/12		1,231
	Wachovia Bank Commercial Mortgage Trust WBCMT 03-C6 A2	Mortgage backed securities 4.498% 8/35		890
	Wachovia Bank Commercial Mortgage Trust WBCMT 03-C8 A3	Mortgage backed securities 4.445% 11/35		1,852
	Wachovia Bank Commercial Mortgage Trust WBCMT 04-C14 A2	Mortgage backed securities 4.368% 8/41		1,566
	Wachovia Bank Commercial Mortgage Trust WBCMT 04-C15 XP	Interest only strip CSTR 10/41		1,047
	Wachovia Corp/Old	Corporate bond 6.15% 3/15/09		332
	Wachovia Corp	Corporate bond 4.875% 2/15/14		319
	Wachovia Corp	Corporate bond 5.25% 8/14 LT2		506
	Washington Mutual Inc	Corporate bond 4% 1/15/09		776
	Washington Mutual MSC Mortgage Pass-Through CTFS WAMMS 03-MS9 2A1	Mortgage backed securities 7.5% 12/33		172
	Wells Fargo & Co	Corporate bond 5.25% 12/01/07		362
	Wells Fargo & Co	Corporate bond 4% 9/10/12		476
	Wells Fargo & Co	Corporate bond 4.2% 1/15/10		1,709
	Westfield Capital Corp Ltd/WT Finance Aust Pty Ltd/WEA Finance LLC	Corporate bond 4.375% 11/15/10 144A		895
	Whole Auto Loan Trust WALT 04-1 A3	Mortgage backed securities 2.96% 6/08		1,663
	World Omni Auto Receivables Trust WOART 04-A A4	Asset backed securities 3.96% 7/11		1,042
	XL Capital Ltd	Corporate bond 5.25% 9/15/14		758
	Wisconsin Energy Corp	Corporate bond 5.875% 4/01/06		429
	Sub-total Managed Income Fund			614,657
	Self Directed Brokerage Account	Various registered investment companies	**	2,196
	Total Assets			$1,392,046

* Represents a party-in-interest to the Plan.
** Historical cost is omitted because the investment is participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Eastman Investment and Employee
Stock Ownership Plan

Date: July 13, 2005	By: /s/ Curtis E. Espeland_ _
Curtis E. Espeland
Vice President and Controller

Eastman Investment and Employee Stock Ownership Plan
Exhibit Index

Exhibit Number	Description	Sequential Page Number

23.01	Consent of Independent Registered Public Accounting Firm	35